Exhibit 11.1

COMPUTATION OF EARNINGS PER SHARE
Three Months Ended September 30, 2003 2002		Nine Months Ended September 30, 2003 2002
(In thousands, except share and per share data)

Average common shares outstanding
Average common stock equivalents of    options outstanding - based on the    treasury stock method using market    price
Average diluted common shares    outstanding

Net income

Basic earnings per common share

Diluted earnings per common share

17,441,290 407,439 ---------------- 17,848,729 ========= $ 6,240 0.36 0.35	15,881,743 372,428 ---------------- 16,254,171 ========= $ 5,333 0.33 0.33	16,892,856 352,808 ---------------- 17,245,664 ========= $ 17,872 1.06 1.04	15,653,136 353,046 ---------------- 16,006,182 ========= $ 15,679 1.00 0.98